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                                                                  June 14, 1996

CONFIDENTIAL

StreamLogic Corporation
21211 Nordhoff Street
Chatsworth, California 91311
Attention: Mr. Larry Smart

               Agreement re: Tender Offer for All Outstanding 6%
                 Convertible Subordinated Debentures Due 2012

Dear Mr. Smart:

  This letter sets forth our mutual understanding and agreement with respect to (i) a tender offer (the "Tender Offer") by StreamLogic Corporation ("StreamLogic") for all of the outstanding 6% Convertible Subordinated Debentures due 2012 previously issued by StreamLogic (the "Debentures") and
(ii) the terms upon which the institutional clients advised by Loomis Sayles & Co., L.P. would be willing to tender the Debentures they hold into the Tender Offer. The institutional clients advised by Loomis Sayles and Co., L.P., collectively, hold 79% of all of the Debentures. Hereinafter, (i) Loomis Sayles & Co., L.P. shall be referred to as "Loomis Sayles" and (ii) "per Debenture" means per $1000 face amount of Debentures.

  1. The Tender Offer. Subject to paragraph 6 of this letter, StreamLogic shall take every reasonable effort to initiate and complete the Tender Offer. The Tender Offer shall be an offer for all of the outstanding Debentures and shall exchange all tendered Debentures for cash, common stock and warrants, on the terms and conditions described below. Loomis Sayles shall use its best efforts to assist StreamLogic in obtaining all approvals necessary for completion of the Tender Offer and the transactions contemplated thereby.

  2. Timing. StreamLogic shall make the Tender Offer to all holders of the Debentures, for all of the Debentures, no later than July 1, 1996 assuming no shareholder approval is required. If shareholder approval is required, the Tender Offer shall be made no later than ten days after the mailing of a proxy statement to StreamLogic's shareholders. StreamLogic should use its best efforts to expedite preparation of a proxy statement to its shareholders if required. The Tender Offer shall close no later than August 24, 1996 assuming no shareholder approval is required and on the day following shareholder approval if such approval is required or as soon thereafter as permitted by the Securities and Exchange Commission ("SEC") and applicable law. The date on which the Tender Offer is required to close shall hereinafter be referred to as the "Closing Date". The exchange of the tendered Debentures for cash, common stock and warrants on the terms and conditions described below (the "Exchange") shall occur no later than 10 days after the Closing Date. The date of the Exchange shall hereinafter be referred to as the "Exchange Date."

  3. Exchange of Debentures for Cash. Common Stock and Warrants. In the Tender Offer the Company shall offer to each holder of Debentures the right to exchange for each Debenture (including interest on the Debentures which is accrued and unpaid on the Exchange Date):

    (i) cash in the amount of $233.33 per Debenture;

    (ii) that number of shares of StreamLogic's common stock ("Exchange Shares") equal to $520.00 per Debenture calculated by using the average of the closing price of StreamLogic's common stock for the 5 trading days prior to the Closing Date or such earlier 5 day trading average as required by the SEC (the "Exchange Price"); provided that the maximum number of Exchange Shares per Debenture will be 130.0 shares and the minimum number of Exchange Shares per Debenture will be 69.33333 shares; and

    (iii) warrants to purchase 40 shares of StreamLogic's common stock (the "Warrants") per Debenture. The Warrants shall be exercisable at any time before the fifth anniversary of the date of the Exchange and

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  shall have an initial exercise price equal to 150% of the Exchange Price
  (the "Exercise Price"). Each time prior to the first anniversary of the Exchange that the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for a period of 5 consecutive trading days (the "Reset Period") is less than 65% of the Exchange Price (the "Reset Price"), each holder of Warrants shall have the option (the "Reset Election") to adjust the exercise price of the Warrants held by such holder to 150% of the Reset Price, provided that a holder of Warrants may exercise this option no more than one time. An agent shall be appointed to handle the mechanics of the transmission and exchange of the warrants (the "Warrant Agent"). The holder of the Warrants must give notice to the Warrant Agent of its intent to exercise the Reset Election within 5 business days following the last day of the Reset Period. Notice of exercise of the Reset Election shall be given by facsimile and perfected by delivery of the Warrant to the Warrant Agent. Each Warrant shall be legended to reflect the terms of the Reset Election and shall be exchanged by the Warrant Agent for a Warrant deleting references to the Reset Election upon exercise of the Reset Election with respect to such Warrant. If at any time for a period of 5 consecutive trading days the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock exceeds 125% of the Exercise Price (after taking into account any stock splits, consolidations or similar transactions) (the "Option Period"), Streamlogic shall have the option (the "Warrant Exercise Option") to require the holders of the Warrants either to exercise the Warrants held by such holder at the Exercise Price, or the Reset Price if a Reset Price has been set, or to cancel the Warrants. StreamLogic shall exercise such option within five (5) business days following the last day of the Option Period.

    All shares of StreamLogics's common stock issued pursuant to exercise of the Warrants shall be referred to as the "Warrant Shares." The Warrants will be issued pursuant to a Warrant Agreement which shall be satisfactory in form and substance to Loomis Sayles and shall have provisions customarily included in warrants of this type including, without limitation, the following:

      (A) StreamLogic shall adjust the number of Warrant Shares to be issued upon exercise of a Warrant to avoid dilution of the interests of the holders of the Warrants which might result from stock splits, consolidations, reclassifications and similar transactions of StreamLogic's common stock.

      (B) StreamLogic shall adjust, on a weighted average basis, the number of Warrant Shares to be issued upon exercise of a Warrant to avoid dilution which might result from any of the following:

        (1) issuance of securities, options or convertible securities for less than fair value determined with reference to the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for the 20 trading days immediately prior to the issuance thereof;

        (2) redemption of any stock for more than fair value determined with reference to the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for 20 trading days immediately prior to the issuance thereof;

        (3) changes in the exercise price or conversion rate of options to purchase StreamLogic's common stock or securities exchangeable or convertible into StreamLogic's common stock; and

        (4) dividends and distributions to holders of StreamLogic's common stock.

      Notwithstanding the foregoing, no adjustments shall be made pursuant to this section 3 (iii) (A) and (B) on account of the transactions set forth on Exhibit A.

  4. Registration. On the Exchange Date, StreamLogic shall deliver to holders of Debentures tendered pursuant to the Tender Offer Exchange Shares and upon exercise of the Warrants StreamLogic shall deliver Warrant Shares which are and at all times in the future will be freely tradeable to any person and without having to comply with any holding periods, volume limits or restrictions as to the transfer of such Exchange Shares and Warrant Shares imposed under the securities laws. StreamLogic shall take each such measure as may be necessary or reasonably appropriate to cause the Exchange Shares and the Warrant Shares to be freely tradeable at all times including, without limitation, preparation of a shelf registration statement. A shelf registration statement shall be effective for a period of five years from the Exchange Date or such shorter period of time if it is determined that

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all Warrant Shares and Exchange Shares are freely tradeable without the necessity of having a registration statement and prospectus available. Once during each twelve month period that a shelf registration covering the Warrant Shares and Exchange Shares is in effect, StreamLogic may provide notice to the holders of the Warrants and Exchange Shares that the shelf registration will not be available for a period of up to 90 consecutive days (a "Withdrawal Election"). In the event that StreamLogic makes a Withdrawal Election, the number of days that the Withdrawal Election is in effect shall be added to the five year term of the self registration statement. Warrants will not be exercisable during the period of any Withdrawal Election. StreamLogic shall pay all costs and expenses in connection with the registration of the Exchange Shares and the Warrant Shares, if registration is necessary, and each other measure taken by StreamLogic.

  5. Agreement to Tender. The institutional clients advised by Loomis Sayles and that hold Debentures will tender all of the Debentures held by them to StreamLogic pursuant to the Tender Offer and not withdraw prior to August 12, 1996 the tender of any Debentures held by them, if (i) the Tender Offer includes each of the terms described in paragraphs 1 through 4 above and (ii) each of the following terms and conditions are met to the satisfaction of Loomis Sayles:

    (a) The Exchange Price shall not be (i) greater than $7.50 nor (ii) less than $4.00.

    (b) The Tender Offer shall be for all of the then outstanding Debentures and on the date of the Closing Date not less than 95% of the then outstanding Debentures shall have been irrevocably tendered to the Company pursuant to the Tender Offer unless Loomis Sayles subsequently agrees to a lower percentage.

    (c) StreamLogic shall have reserved a sufficient number of shares of common stock to accommodate the issuance of the Exchange Shares and the Warrants to all holders of the Debentures. The Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants shall have been approved and authorized by all necessary and appropriate corporate and regulatory action, including, without limitation, (i) authorization and approval by the shareholders, if necessary, and board of directors of StreamLogic of the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants and (ii) making such amendments and modifications of StreamLogic's charter documents as may be necessary or appropriate to consummate the transactions contemplated herein.

    (d) StreamLogic's board of directors shall have been expanded to seven members, of which one member shall be the person designated in writing by Loomis Sayles. StreamLogic and its management shall also have agreed that StreamLogic management will include in its slate of persons nominated to be directors for election at the next meeting of shareholders one person designated in writing by Loomis Sayles. In the event that the institutional clients of Loomis Sayles transfer more than 80% of the Exchange Shares and Warrants to persons who are not advised by Loomis Sayles, then Loomis Sayles' right to nominate a director shall terminate.

    (e) StreamLogic shall have complied with all applicable requirements of state and federal securities laws and the NASDAQ National Market System in connection with the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants.

    (f) On the Exchange Date and assuming that the Exchange has not occurred, the Company's authorized capital stock shall consist solely of 2,000,000 shares of preferred stock and 50,000,000 shares of common stock (together, the "Capital Stock"), of which only 15,774,967 shares of common stock will be outstanding, exclusive of the number of shares that become outstanding as a result of the transaction and the exercise of options and warrants specified on Exhibit A. After giving effect to transaction and the exercise of all outstanding options and warrants including those set forth on Exhibit A, there shall be outstanding no more than 21,798,108 shares of common stock and no other equity securities of StreamLogic outstanding. No preferred stock shall be outstanding on the Exchange Date.

    (g) All governmental and third party approvals to the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants contemplated herein shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Tender Offer, the Exchange or the issuance of the Exchange Shares and the Warrants as contemplated

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  herein. Loomis Sayles will take all actions reasonably necessary to assist
  StreamLogic in obtaining such approvals.

    (h) The definitive documentation evidencing the Tender Offer, the Exchange, the issuance of the Exchange Shares and the Warrants and related transactions shall be reasonably satisfactory in form, substance and all other respects to Loomis Sayles and its counsel.

    (i) Until the Exchange Date, the Company (i) will conduct its business only in the ordinary course and consistent with past practices and will maintain its books and records in accordance with past practices; and (ii) will not, without the prior written consent of Chanin & Company (after it has consulted with Loomis Sayles), (A) issue any equity securities or debt securities other than in connection with the transactions set forth in Exhibit A; (B) amend its charter documents except as provided herein; (C) grant or issue any options, rights, warrants or convertible securities other than in connection with the transactions set forth in Exhibit A; (D) declare or pay any dividends or make any other distribution to shareholders, reclassify outstanding shares, or reacquire any equity securities; (E) reorganize, sell or dispose of any significant amount of assets; (F) materially increase the level of compensation to any officer, director or employee; or (G) engage in any transaction, other than the transactions set forth in Exhibit A, the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants and the other transactions described herein, with the intention of affecting or influencing the trading price of Stream Logic's traded common stock or with the knowledge that the transaction could reasonable be expected to affect or influence the trading price of StreamLogic's traded common stock; and (iii) will not agree to do anything or take any action which could reasonably be expected to impede, prevent, restrict or otherwise make more difficult the Tender Offer, the Exchange, the issuance of the Exchange Shares or Warrants or any of the other transactions contemplated herein.

    (j) Until the Exchange Date, Chanin & Company and its agents and independent contractors shall have unlimited access to the properties, books and records of StreamLogic for the purposes of conducting such investigations, appraisals or audits as Chanin & Company deems necessary or advisable in the circumstances. The Company shall not terminate or breach its letter agreement with Chanin & Company dated April 24, 1996 prior to the Exchange Date.

    (k) On the Exchange Date, StreamLogic shall have paid (i) all amounts then due and owing to Chanin & Company pursuant to the letter agreement dated April 24, 1996 and (ii) all amounts then due and owing to Heller Ehrman White & McAuliffe pursuant to its agreement dated April 22, 1996 and
  (iii) all reasonable out of pocket fees and expenses of Loomis Sayles incurred in connection with the preparation and negotiation of this Agreement or in connection with the Tender Offer, the Exchange, the issuance of the Exchange Shares and the Warrants or transactions related thereto. StreamLogic shall pay all of its own expenses (including, without limitation, fees and expenses of counsel) incurred by StreamLogic in connection with this Agreement, the Tender Offer, the Exchange, the issuance of the Exchange Shares and Warrants or transactions related thereto.

    (l) There shall not have occurred any material and adverse change in (i) the business, operations, properties, assets, or condition (financial or otherwise) after the date of this letter agreement of StreamLogic or (ii) the ability of StreamLogic to perform its obligations under this Agreement or to accomplish the Tender Offer, the Exchange, the issuance of the Exchange Shares and Warrants or other transactions contemplated herein or related thereto.

    (m) StreamLogic shall negotiate and implement amendments to the March, 1987 Indenture between Micropolis Corporation and First Interstate Bank of California and, if necessary, StreamLogic's charter documents which are satisfactory to Loomis Sayles and to StreamLogic.

    (n) This Agreement shall not be effective unless executed by Loomis Sayles and Streamlogic, and a fully executed copy of this Agreement is delivered to Loomis Sayles, or its counsel, prior to midnight on June 14, 1996.

    (o) Any press release by Loomis Sayles or StreamLogic concerning the terms set forth in this letter shall be subject to the prior reasonable approval of the other party.


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    (p) All matters referred to herein are subject to and conditioned upon
  (i) compliance with all applicable laws and (ii) the consistency of the terms hereof with any material rights of any third parties or the unconditional consent to the Tender Offer, the Exchange, the issuance of the Exchange Shares and Warrants and each other transaction contemplated herein or related thereto of third parties whose material rights are not consistent with the transactions contemplated herein.

    (q) Loomis Sayles shall be satisfied that the common stock of StreamLogic will continue to be listed and quoted by the NASDAQ-National Market System.

    (r) There shall not be pending, instituted or threatened any legal action or administrative proceedings before any court or governmental agency, by any governmental agency challenging the Tender Offer.

    (s) StreamLogic shall have obtained all required approvals by its shareholders.

    (t) The Trustee shall not have objected in any respect to, or taken any action that could, adversely affect the consummation of the Tender Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Tender Offer or the acceptance of, or payment for, any of the Debentures.

  6. StreamLogic's obligations to complete the Tender Offer shall be subject to each of the following terms and conditions:

    (a) The Exchange Price shall not be (i) greater than $7.50 nor (ii) less than $4.00.

    (b) The conditions set forth in Sections 5(g), 5(l), 5(r), 5(s) and 5(t) of this letter.

    (c) The definitive documentation evidencing the issuance of the Warrants shall be reasonably satisfactory in form, substance and in all other respects to StreamLogic.

    (d) Compliance with all applicable laws.

    (e) The continued listing and quotation of StreamLogic's common stock on the NASDAQ-National Market System.

  Nothing expressed or referred to in this letter agreement will be construed to give any person other than the parties signing this letter any legal or equitable right, remedy or claim under or with respect to this letter agreement or any provision of this letter agreement. This letter and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this letter agreement and their successors and assigns.

                               ----------------

  If this letter is satisfactory to you as a basis for proceeding with the Tender Offer, on the terms and conditions described above, please so signify on the enclosed copy of this letter and return it to us at the above address. We reserve the right to withdraw this letter at any time before it is accepted.

                                          Loomis Sayles

                                          Loomis, Sayles & Co., L.P.

                                          By: Loomis, Sayles & Co., Inc.

                                           By Frederick D. Vyn
                                           Its Vice President

AGREED:

STREAMLOGIC:

STREAMLOGIC CORPORATION

By J. Larry Smart
 Title: President, CEO

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                                   EXHIBIT A

                                                            NO. OF SHARES,
                     TRANSACTION                          OPTIONS, WARRANTS
                     -----------                          -----------------
Shares to be Issued to FWB at Closing in early July
 1996 (subject to adjustment
 120 days after FWB Closing)..........................                1,256,123
Warrants outstanding to Salomon as of June 13, 1996...    80,081 at an exercise
                                                       price of $5.00 per share

Warrants outstanding to Linder as of June 13, 1996.... 1,500,000 at an exercise price of $4.00 per share
STOCK OPTIONS:
StreamLogic Option....................................                  787,200

Micropolis Options (exercise lapse by 6/29/96)........                  838,860

Options granted on April 1, 1996......................                  657,000

Options granted on May 22, 1996.......................                   70,000

Options expected to be granted by September 1, 1996...                  150,000

    TOTAL OPTIONS.....................................                2,503,060

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